Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Capital Corp of the West:

We consent to the incorporation by reference in the registration statement (No. 333-41440) on Form S-8 of Capital Corp of the West of our report dated January 27, 2004, relating to the consolidated balance sheets of Capital Corp of the West and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Capital Corp of the West.

Sacramento, California

March 11, 2004